Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS REPORTS ON VOTING RESULTS

FROM THE 2014 ANNUAL MEETING OF SHAREHOLDERS

FOR IMMEDIATE RELEASE: May 2, 2014

VANCOUVER, BRITISH COLUMBIA – The Annual Meeting of Shareholders (the “Meeting”) of Ritchie Bros. Auctioneers Incorporated (the “Company”)(NYSE and TSX: RBA), the world’s largest seller of used equipment, was held on May 1, 2014 in Vancouver, British Columbia. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated March 27, 2014, which can be found on the Company’s website at: https://www.rbauction.com/cms_assets/pdf/investor-relations/annual-reports/2014/2014-information-circular.pdf

The total number of shares represented by shareholders in person and by proxy at the meeting was 92,695,728, representing 86.6% of the Corporation’s outstanding shares. The voting in relation to the election of directors was conducted by way of ballot at the Meeting and the results were as follows:

Nominee	Votes For	Percent
Peter James Blake	89,022,500	99.91%
Beverley Anne Briscoe	89,031,564	99.92%
Robert George Elton	88,967,363	99.85%
Robert Waugh Murdoch	89,020,837	99.91%
Erik Olsson	88,959,426	99.84%
Eric Patel	89,027,854	99.92%
Edward Baltazar Pitoniak	86,693,193	99.53%
Christopher Zimmerman	89,030,230	99.92%

The Company has also filed a report of voting results on all other resolutions voted on at the Meeting on www.sedar.com.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders combined than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

For further information, please contact:

Darren Watt

Corporate Secretary

Phone: 778 331 5500

Email: ir@rbauction.com